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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

NEWS RELEASE

Investor relations contact: Anthony Chan Address: Unit 5811-12, 58/F, The Center 99 Queen’s Road Central, Central Hong Kong Tel No.: (852) 2341 0273 Fax No.: (852) 2263 1223	Email address: shareholder@namtai.com Website: www.namtai.com
Nam Tai to Make New, Second Offer to Privatize Its
Hong Kong Stock Exchange-listed subsidiary
Hong Kong, PRC — May 19, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) is pleased to announce that it has obtained the consent of the Securities and Futures Commission of Hong Kong to make a second voluntary conditional cash offer in an effort to privatize Nam Tai Electronic & Electrical Products Limited (“NTEEP”), its Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), in which it holds 74.88% of the issued share capital.
The new offer will be on substantially the same terms and conditions as the first offer announced in February 2009, which fell short by only 1.54 percent of satisfying the minimum condition of obtaining at least 90 percent of the shares of NTEEP which Nam Tai did not own (the “Offer Shares”) and which were required for the completion of the first offer. However, because it became apparent that the shortfall in the number of shares tendered in the first offer had resulted from approximately 1.69% of the Offer Shares which had been earmarked by their holders for tender, but which had not been tendered because of broker omission and miscommunication from the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, Nam Tai sought and obtained the consent to conduct a second offer. Under normal circumstances, this would not be permitted until after the expiration of at least 12 months from the date when a prior offer is declared unsuccessful.
In this new, second offer, Nam Tai is offering US$0.20 ( HK$1.52) per NTEEP share equal to a total cash consideration of approximately US$43.5 million based on the total number of outstanding shares of NTEEP that the Company does not already own. Nam Tai plans to finance the proposed transaction with its internal resources.
As was the case for the first offer, completion of the new offer and the resulting privatization of NTEEP are conditional upon Nam Tai receiving acceptances and/or purchases, after publication of the initial composite offer document for the new offer, totalling at least 90% of the Offer Shares. If that condition is satisfied, Nam Tai intends to exercise compulsory acquisition rights to acquire any remaining NTEEP shares that it did not acquire in accordance with the new offer and then withdraw the listing of NTEEP from the Stock Exchange of Hong Kong.
It is expected that the initial composite offer document for the new offer will be published shortly and the results will be known and released around the end of June 2009.
For more information regarding this matter, please refer to the accompanying joint announcement of Nam Tai and NTEEP, which was published in Hong Kong on May 19, 2009 or visit the website of NTEEP at www.namtaieep.com.

Forward-Looking Statements
This press release contains forward-looking statements regarding a new privatization proposal of Nam Tai for its Hong Kong Exchange-listed subsidiary, approximately 75 percent of whose outstanding share capital is currently owned by Nam Tai. (the “Proposed Transaction”). These statements constitute forward- looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” estimates,” “intends,” “plans,” “believes,” “seeks,” “will”, “should” or “would” or variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance or success of the Proposed Transaction and involve risks, uncertainties and assumptions, the accuracy and impact of which, are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or by such forward-looking statements. Actual results could differ materially because of the following factors, among others: satisfaction of the conditions for the successful completion of the Proposed Transaction, which may involve foreseen and unforeseen difficulties, such as those resulting in the failure of the first offer to privatize NTEEP which Nam Tai made earlier this year, and the failure of Nam Tai obtaining acceptable tenders by at least 90 percent of the holders of NTEEP’s publicly traded shares pursuant to Nam Tai’s new voluntary conditional cash offer. No expectation regarding the success of the Proposed Transaction should be drawn from the results of the first offer, nor that Nam Tai will receive in the Proposed Transaction tenders of the same numbers of Offer Shares that were made in the first offer nor that NTEEP shareholders who intended, but were not able, to tender their shares in the first offer, will in fact successfully tender them in the Proposed Transaction.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of May 19, 2009 in Shenzhen of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth1 wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

Nam Tai’s business operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company in which Nam Tai currently owns slightly less than 75 percent of NTEEP’s outstanding share capital. In addition to reports that Nam Tai files with the SEC, which may be accessed through the SEC’s EDGAR database at http://www.sec.gov, interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP in The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Nam Tai Electronics, Inc. (Incorporated in the British Virgin Islands with limited liability) (NYSE stock code: NTE)	Nam Tai Electronic & Electrical Products Limited (Incorporated in the Cayman Islands with limited liability) (Stock code: 2633)
JOINT ANNOUNCEMENT
OF A NEW OFFER
PROPOSED PRIVATIZATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED AND SOMERLEY LIMITED
ON BEHALF OF NAM TAI ELECTRONICS, INC.
FOR ALL ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
NAM TAI ELECTRONICS, INC. AND
PARTIES ACTING IN CONCERT WITH IT)
AND
RESUMPTION OF TRADING
FINANCIAL ADVISERS TO NAM TAI ELECTRONICS, INC.

Recent Development
After the Previous Offer failed recently on 6th April, 2009 due to unanticipated administrative irregularities of intermediaries, NTEI and the NTEEP Board respectively sought remedies with a view to return no less than HK$1.50 to Independent Shareholders, including possibly a judicial review of the Panel Decision by NTEI as well as a voluntary winding up by NTEEP. After due and careful consideration, NTEI was of the view that the New Offer was the most feasible option available to achieve the above purpose. As such, NTEI has ceased its application for a judicial review of the Panel Decision, and the NTEEP Board has decided not to convene an extraordinary general meeting to consider a voluntary winding up of NTEEP as stated in the announcement made by NTEEP on 12th May 2009.
The New Offer
On 18th May, 2009, NTEI informed the NTEEP Board of its intention to make the New Offer to acquire all Shares other than those owned by NTEI and parties acting in concert with it at the New Offer Price of HK$1.52 per Share. The New Offer Price is the sum of the Previous Offer

Price of HK$1.50, and a HK$0.02 per Share subsidy for administrative expenses incurred by Independent Shareholders in accepting the Previous Offer, and represents (i) a premium of approximately 2.0% over the closing price of HK$1.49 per Share as quoted on the Stock Exchange on 6th April, 2009, being the last trading day prior to the suspension of trading in the Shares pending release of a price sensitive announcement; and (ii) a premium of approximately 166.7% over the closing price of HK$0.57 per Share as quoted on the Stock Exchange on 20th February, 2009, being the last trading day prior to the announcement of the Previous Offer.
The New Offer is subject to the condition that NTEI receives acceptances and/or purchases made after the posting of the composite offer document totalling at least 90% of the Offer Shares (meaning all Shares other than those owned by NTEI and parties acting in concert with it). After the New Offer becomes unconditional, NTEI intends to exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares, and following which, NTEI intends to withdraw the listing of NTEEP from the Stock Exchange. The first closing date of the New Offer will fall on the 21st day from the date on which the composite offer document is posted.
Independent Financial Adviser
With the approval of the Independent Board Committee, NTEEP has appointed Centurion as the independent financial adviser to advise the Independent Board Committee in respect of the New Offer in accordance with Rule 2.1 of the Takeovers Code.
Composite Offer Document
A composite offer document will be despatched to the Independent Shareholders within 21 days from the Announcement Date in compliance with the requirements of the Takeovers Code. The composite offer document will include, among others, the full terms and conditions of the New Offer, the form of acceptance and transfer of Shares, the expected timetable, the advice from the independent financial adviser and the recommendation of the Independent Board Committee in respect of the New Offer.
Suspension and Resumption of Trading
Trading in the Shares was suspended at the request of NTEEP from 9:30 a.m. on 7th April, 2009. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 20th May, 2009.
Warning
Independent Shareholders who hold their Shares through stockbrokers, intermediaries or nominees should note that their intermediaries or nominees may or may not notify them the existence of the New Offer, and may or may not act on their acceptance instructions on time or at all. It is important that Independent Shareholders consult their intermediaries or nominees as to the timetable and the proper acceptance procedure relating to the New Offer, and closely monitor the acceptance progress. Independent Shareholders should also request a written confirmation from their intermediaries or nominees of acceptance instructions. If your intermediaries or nominees are unsure of any of the above matters, you may directly contact Mr. Godfrey Leung of Yu Ming at 2877 2340 for assistance.

Independent Shareholders and potential investors in NTEEP should be aware that the implementation of the New Offer is subject to the condition set out below being fulfilled or waived, as applicable, and consequently the New Offer may or may not become effective. They are advised to exercise caution when dealing in the Shares.
RECENT DEVELOPMENT
After the Previous Offer failed recently on 6th April, 2009 due to unanticipated administrative irregularities of intermediaries, NTEI and the NTEEP Board respectively sought remedies with a view to return no less than HK$1.50 to Independent Shareholders, including possibly a judicial review of the Panel Decision by NTEI as well as a voluntary winding up by NTEEP. After due and careful consideration, NTEI was of the view that the New Offer was the most feasible option available to achieve the above purpose. As such, NTEI has ceased its application for a judicial review of the Panel Decision, and the NTEEP Board has decided not to convene an extraordinary general meeting to consider a voluntary winding up of NTEEP as stated in the announcement made by NTEEP on 12th May 2009.
The chronology below summarizes the major events that took place since the lapse of the Previous Offer:

2009	Major Events

6th April	As at 4:00 p.m., NTEI received valid acceptances in respect of 195,899,531 Offer Shares under the Previous Offer, representing approximately 88.46% of the total number of the Offer Shares.

At or about 7:33 p.m., NTEI and NTEEP jointly announced that the Previous Offer lapsed.

After 7:33 p.m., NTEI and Yu Ming received requests of Independent Shareholders to extend the Previous Offer.

7th April	At about 9:30 a.m., trading in the Shares was suspended on the Stock Exchange at the request of NTEEP in order that Yu Ming could consult the Executive about the possibility of extending the Previous Offer without the market freefalling upon the announcement of the lapse of the Previous Offer while the consultation progressed.

The Executive referred the extension request of Yu Ming to the Panel as he considered there were particularly novel, important or difficult points at issue.

9th April	Yu Ming made a submission to the Panel requesting its consent to extend the Previous Offer, which had been declared lapsed by NTEI and NTEEP jointly on 6th April, 2009.

14th April	The Panel endorsed the view of the Executive that the Previous Offer could not be re-opened as it had been declared lapsed by NTEI.

20th April	The 195,899,531 Offer Shares tendered for acceptance under the Previous Offer were returned to Independent Shareholders.

21st April	The Panel Decision was published by the SFC.

7th May	NTEEP announced that NTEI was preparing an application for a judicial review of the Panel Decision.

11th May	NTEEP announced its quarterly results for the three months ended 31st March, 2009.

12th May	NTEEP announced the NTEEP Board’s resolution to convene an extraordinary general meeting to consider a voluntary winding-up of NTEEP upon the request of NTEI, which tendered a letter of support offering to acquire the whole or part of the assets, properties and undertakings of NTEEP in a fair and open manner from NTEEP’s liquidators (in the event the voluntary winding up proceeded) which would result in not less than HK$1.52 in aggregate per Share being made available for distribution to the Independent Shareholders by the liquidators.

13th May	An application was made by Somerley on behalf of NTEEP to the Executive for his consent under Rule 31.1 of the Takeovers Code for NTEI to make another offer within 12 months from the lapse of the Previous Offer.

19th May	The Executive issued a public reprimand on Mr. Koo, and a cold-shoulder order on Mr. Koo denying him access to the Hong Kong securities market for 24 months commencing on 25th May, 2009.

Mr. Koo issued an unreserved apology for causing inconvenience to the Executive and the market through the issue of the NTEEP voluntary winding up announcement on 12th May, 2009.

The Executive granted his consent under Rule 31.1 of the Takeovers Code for NTEI to make the New Offer within 12 months from the lapse of the Previous Offer.

NTEI and NTEEP jointly published this announcement about the New Offer.
After the suspension of trading in the Shares on 7th April, 2009, NTEEP and NTEI discovered some administrative irregularities of intermediaries holding Offer Shares for some Independent Shareholders. As it transpired, without those irregularities, the Previous Offer could have crossed the 90% acceptance level to make the Previous Offer unconditional.
The New Offer was a response to the request of certain Independent Shareholders who expressed their strong desire to Yu Ming and NTEI to revive the Previous Offer since the condition as to acceptances was not met by a small margin of 1.54%.
PRINCIPAL TERMS OF THE NEW OFFER
On 18th May, 2009, NTEI informed the NTEEP Board that Yu Ming and Somerley, on behalf of NTEI (the controlling shareholder of NTEEP currently holding approximately 74.88% of the total issued share capital of NTEEP), would make a voluntary conditional general cash offer for the Offer Shares, being all the Shares other than those owned by NTEI and parties acting in concert with it.

For each Offer Share	HK$1.52 in cash
The Offer Shares to be acquired under the New Offer shall be fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature together with all rights attached to them as at the Announcement Date or subsequently becoming attached to them, including all dividends and distributions declared, made or paid on or after the Announcement Date.
The New Offer Price of HK$1.52 represents:
(i)	a premium of approximately 2.0% over the closing price of HK$1.49 per Share as quoted on the Stock Exchange on 6th April, 2009 (being the last trading day prior to the suspension of trading in the Shares);

(ii)	a premium of approximately 3.4% over the average closing price of HK$1.47 per Share for the 10 trading days up to and including 6th April, 2009;

(iii)	a premium of approximately 6.3% over the average closing price of HK$1.43 per Share for the 30 trading days up to and including 6th April, 2009;

(iv)	a premium of approximately 245.5% to the audited consolidated net asset value per Share of approximately HK$0.44 as at 31st December, 2008; and

(v)	a premium of approximately 166.7% over the closing price of HK$0.57 per Share as quoted on the Stock Exchange on 20th February, 2009 (being the last trading day prior to the announcement of the Previous Offer).
The New Offer is conditional upon NTEI having received acceptances and/or purchases made after the posting of the composite offer document totalling at least 90% of the Offer Shares. After the New Offer becomes unconditional, NTEI intends to exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares, and following which, NTEI intends to withdraw the listing of NTEEP from the Stock Exchange. The first closing date of the New Offer will fall on the 21st day from the date on which the composite offer document is posted.
HIGHEST AND LOWEST SHARE PRICES
The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the six-month period preceding the last trading day prior to the suspension of trading in the Shares were HK$1.49 on 6th April, 2009 and HK$0.53 on 12th February, 2009 respectively.
VALUE OF THE NEW OFFER
Based on the New Offer Price of HK$1.52 per Offer Share and 881,670,588 Shares in issue, of which 221,455,118 were Offer Shares as at the Announcement Date, the maximum amount of cash consideration required to complete the New Offer in full will be approximately HK$336.6 million. The New Offer values the entire issued share capital of NTEEP at approximately HK$1,340.1 million.

CONFIRMATION OF FINANCIAL RESOURCES
NTEI will use its internal financial resources to implement the New Offer. Each of Yu Ming and Somerley is satisfied that sufficient financial resources are available to NTEI for the full implementation of the New Offer.
PAYMENT
Payment in cash in respect of the acceptances of the New Offer will be made within 5 days of the later of the date the New Offer becomes unconditional and the date NTEI receives a duly completed form of acceptance and transfer of Shares.
STAMP DUTY
Seller’s ad valorem stamp duty for the Offer Shares registered with the Hong Kong branch register arising in connection with the acceptances of the New Offer will be payable by each Independent Shareholder at the rate of HK$1 for every HK$1,000 or part thereof of the consideration payable by NTEI for such Independent Shareholder’s Shares and will be deducted from the cash amount due to such Independent Shareholders under the New Offer.
SHAREHOLDING STRUCTURE
As at the Announcement Date, the shareholding of NTEEP is as follows:

	Number of	% of the total
	Shares owned	issued shares
NTEI	660,215,470	74.88
Independent Shareholders	221,455,118	25.12

Total	881,670,588	100.00

Note:
As at the Announcement Date, as far as is known to NTEI, no parties acting in concert with it held any Shares.
As at the Announcement Date, (i) NTEEP does not have other class of securities (other than the Shares), outstanding options, derivatives, warrants or other securities which are convertible or exchangeable into Offer Shares, and (ii) NTEI and the parties acting in concert with it do not own any securities in NTEEP other than those disclosed above.
INFORMATION ON NTEI
NTEI is a company incorporated under the laws of the British Virgin Islands with limited liability. As the controlling shareholder of NTEEP, NTEI is a holding company of an electronics manufacturing and design services provider with a worldwide coverage of customers. Listed on the NYSE, NTEI had a market capitalization of approximately US$179.7 million (equivalent to approximately HK$1,401.7 million) as at 18th May, 2009. The audited net profit of NTEI for the financial years ended 31st December, 2007 and 31st December, 2008 were approximately US$69.5 million (equivalent to approximately HK$542.1 million) and approximately US$30.6 million (equivalent to approximately HK$238.7 million) respectively. The audited net asset value of NTEI was approximately US$322.3 million (equivalent to approximately HK$2,513.9 million) as at 31st December, 2008 (all figures prepared in accordance with generally accepted accounting principles in the United States).

NTEI and parties acting in concert with it have not dealt in the Shares in the six-month period up to the Announcement Date (other than the Previous Offer), and have not entered into any contracts in relation to the outstanding derivatives in respect of securities in NTEEP nor borrowed or lent any relevant securities in NTEEP.
INFORMATION ON NTEEP
NTEEP is a company incorporated under the laws of the Cayman Islands with limited liability. Listed on the Stock Exchange, NTEEP is a holding company of an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers of telecommunications and consumer electronics products.
NTEEP had a market capitalization of approximately US$168.4 million (equivalent to approximately HK$1,313.7 million) as at 19th May, 2009. The audited net profit of the NTEEP Group for the financial year ended 31st December, 2007 was approximately US$60.7 million (equivalent to approximately HK$473.5 million), and the audited net loss of the NTEEP Group for the financial year ended 31st December, 2008 was approximately US$121.9 million (equivalent to approximately HK$950.8 million). The audited net asset value of the NTEEP Group was approximately US$49.4 million (equivalent to approximately HK$385.3 million) as at 31st December, 2008 (all figures prepared in accordance with Hong Kong Financial Reporting Standards).
INTENTION OF NTEI
If the New Offer becomes unconditional, NTEI will exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Offer Shares. NTEI Board intends to subsequently withdraw the listing status of the NTEEP Shares on the Stock Exchange pursuant to Rule 6.15 of the Listing Rules, but has no intention to change the existing business of the NTEEP Group. There is no intention of NTEI to introduce significant changes to the existing management of the NTEEP Group.
According to Rule 15.6 of the Takeovers Code, to exercise the power of compulsory acquisition to acquire the Offer Shares not tendered under the New Offer, the New Offer may not remain open for acceptance for more than four months from the posting of the composite offer document, unless NTEI has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law.
REASONS FOR NTEI TO PRIVATIZE NTEEP
The price of the Shares from 5th December, 2005 (being the day on which the voluntary conditional general cash offer made by NTEI in 2005 lapsed) to the date prior to the announcement of the Previous Offer was down by 61.2% from HK$1.47 to HK$0.57 per share. The performance lagged far behind Hang Seng Index, which edged down by 16.2% during the same period. The price weakness of the Shares hampers the fund raising ability of NTEEP. In this regard, one of the main purposes of maintaining NTEEP as a listed company in Hong Kong is compromised. The privatization will enable NTEI simplify its corporate structure, reduce administration time and costs and save significant resources of NTEI on listing compliance and investor relations in Hong Kong.

BENEFITS OF THE NEW OFFER FOR THE INDEPENDENT SHAREHOLDERS
The New Offer is formulated as far as possible on the basis of the Previous Offer which lapsed on 6th April, 2009. Had it not been for the omission of a stockbroker to effect the acceptance instructions of certain Independent Shareholders, and miscommunication of an intermediary with an Independent Shareholder, the acceptances under the Previous Offer could have crossed the 90% level and the Previous Offer could have become unconditional.
The New Offer gives the Independent Shareholders a new opportunity to decide for themselves whether to accept the New Offer, which is priced at HK$1.52 per Share, slightly above the Previous Offer Price of HK$1.50 per Share, and at a significant premium of approximately 245.5% to the audited consolidated net asset value per Share of approximately HK$0.44 as at 31st December, 2008
DEALING DISCLOSURE
The respective associates of NTEI and NTEEP are reminded to disclose their dealings in the securities of NTEEP under Rule 22 of the Takeovers Code.
Stockbrokers, banks and others who deal in the Shares on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rules 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules under the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security (which is in this case the Shares) undertaken for a client during any 7-day period is less than HK$1 million. This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.
Intermediaries are expected to co-operate with the Executive under the Takeovers Code in its dealings enquiries. Therefore, those who deal in the relevant securities (and in this case, the Shares) should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that cooperation.
INDEPENDENT FINANCIAL ADVISER
With the approval of the Independent Board Committee, NTEEP has appointed Centurion as the independent financial adviser to advise the Independent Board Committee in respect of the New Offer in accordance with Rule 2.1 of the Takeovers Code. The advice of Centurion to the Independent Board Committee will be included in the composite offer document to be despatched as soon as practicable in compliance with the Takeovers Code.
GENERAL
NTEEP has established the Independent Board Committee, comprising all independent non-executive directors of NTEEP to advise the Independent Shareholders. Mr. Koo, a non-executive director of NTEEP, is also an executive director of NTEI, a party acting in concert with NTEI. Therefore, he is considered not independent of the NTEEP, and will not become a member of the Independent Board Committee.

A composite offer document will be despatched to the Independent Shareholders within 21 days from the Announcement Date in compliance with the requirements of the Takeovers Code. The composite offer document will include, among others, the full terms and conditions of the New Offer, the form of acceptance and transfer of the Offer Shares, the expected timetable, the advice from Centurion and the recommendation of the Independent Board Committee in respect of the New Offer.
As at the Announcement Date:
(i)	neither NTEI nor parties acting in concert with it has received an irrevocable commitment from anyone to accept the New Offer;

(ii)	there does not exist of any arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares which might be material to the New Offer; and

(iii)	there does not exist any agreements or arrangements to which NTEI is party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the New Offer.
SUSPENSION AND RESUMPTION OF TRADING
Trading in the Shares was suspended at the request of NTEEP from 9:30 a.m. on 7th April, 2009. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 20th May, 2009.
WARNING
Independent Shareholders who hold their Shares through stockbrokers, intermediaries or nominees should note that their intermediaries or nominees may or may not notify them the existence of the New Offer, and may or may not act on their acceptance instructions on time or at all. It is important that Independent Shareholders consult their intermediaries or nominees as to the timetable and the proper acceptance procedure relating to the New Offer, and closely monitor the acceptance progress. Independent Shareholders should also request a written confirmation from their intermediaries or nominees of acceptance instructions. If your intermediaries or nominees are unsure of any of the above matters, you may directly contact Mr. Godfrey Leung of Yu Ming at 2877 2340 for assistance.
Independent Shareholders and potential investors in NTEEP should be aware that the implementation of the New Offer is subject to the condition set out below being fulfilled or waived, as applicable, and consequently the New Offer may or may not become effective. They are advised to exercise caution when dealing in the Shares.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“acting in concert”	the meaning set out in the Takeovers Code

“Announcement Date”	19th May, 2009, being the date of this announcement

“associate(s)”	the meaning set out in the Takeovers Code

“Centurion”	Centurion Corporate Finance Limited, a corporation licensed under the Securities and Futures Ordinance to carry out regulated activities of type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management), and a company incorporated in Hong Kong with limited liability

“Companies Law”	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands

“Executive”	the executive director of the corporate finance division of the SFC or any of his delegates

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Board Committee”	the independent board committee of NTEEP comprising Mr. Chan Tit Hee, Charles, Mr. Lai Kin Ki and Mr. Leung Wai Hung to advise the Independent Shareholders in respect of the New Offer

“Independent Shareholders”	Shareholders, other than NTEI and parties acting in concert with it

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Mr. Koo”	Mr. Koo Ming Kown, the Non-Executive Chairman of NTEEP and NTEI

“New Offer”	the voluntary conditional general cash offer for all the Shares other than those owned by NTEI and parties acting in concert with it at HK$1.52 per Share

“New Offer Price”	the offer price of the New Offer at HK$1.52 per Offer Share

“NTEEP”	Nam Tai Electronic & Electrical Products Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the main board of the Stock Exchange with a designated stock code of 2633

“NTEEP Board”	the board of directors of NTEEP

“NTEEP Group”	NTEEP and its subsidiaries

“NTEI”	Nam Tai Electronics, Inc, a company incorporated in the British Virgin Islands with limited liabilities and the shares of which are listed on the main board of the NYSE

“NTEI Board”	the board of directors of NTEI

“NYSE”	New York Stock Exchange

“Offer Share(s)”	Shares other than those already owned by NTEI and parties acting in concert with it

“Panel”	The Takeovers and Mergers Panel, a committee established by the SFC under section 8(1) of the Securities and Futures Ordinance (Cap. 571)

“Panel Decision”	the decision of the Panel on 14th April, 2009 refusing NTEI to re-open the Previous Offer

“Previous Offer”	the voluntary conditional general cash offer by Yu Ming on behalf of NTEI to acquire all the Shares other than those owned by NTEI and parties acting in concert with it at HK$1.50 per Share announced on 24th February, 2009, extended to Independent Shareholders on 16th March, 2009, and lapsed on 6th April, 2009

“Previous Offer Price”	the offer price of the Previous Offer at HK$1.50 per Offer Share

“SFC”	The Securities and Futures Commission of Hong Kong

“Share(s)”	existing ordinary share(s) of HK$0.01 each in the issued share capital of NTEEP

“Shareholder(s)”	holder(s) of the Shares

“Somerley”	Somerley Limited, a corporation licensed under the Securities and Futures Ordinance to carry out regulated activities of type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management), and a company incorporated in Hong Kong with limited liability

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Yu Ming”	Yu Ming Investment Management Limited, a corporation licensed under the Securities and Futures Ordinance to carry out regulated activities of type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management), and a company incorporated in Hong Kong with limited liability

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States
All time references contained in this announcement are to Hong Kong time.
As at the Announcement Date, the non-executive director of NTEEP is Mr. KOO Ming Kown, and the independent non-executive directors of NTEEP are Mr. CHAN Tit Hee, Charles, Mr.LAI Kin Ki and Mr. LEUNG Wai Hung.
The directors of NTEEP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to NTEEP and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to NTEEP have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of NTEI jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than those relating to NTEEP) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to NTEEP) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in the announcement misleading.
Exchange rate : US$1. 00 = HK$7.80

By order of the board of NAM TAI ELECTRONICS, INC. Koo Ming Kown Chairman	By order of the board of NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED Wong Long Kee Company Secretary
Hong Kong, 19th, May 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 20, 2009	By:	/s/ Chan Sze Chung
		Name:	Chan Sze Chung (Anthony Chan)
		Title:	Vice Chief Financial Officer